VIA EDGAR

September 15, 2009

Eric Envall

United States Securities and Exchange Commission

Washington, DC 20549

Re:	OceanFirst Financial Corp.

Form 10-K for Year Ended December 31, 2008

Form 10-Q for Period Ended June 30, 2009

File Number 001-11713

Dear Mr. Envall:

This is to confirm in writing my telephone conversation with you regarding an extension to October 2, 2009 of the time to respond to Mr. Windsor’s letter of August 31, 2009 regarding the captioned matter. The Company needs the additional time to schedule review and response by its internal accounting department and outside auditors. I understand from our conversation that the October 2, 2009 extension is acceptable.

Sincerely,

/s/ Michael J. Fitzpatrick
Michael J. Fitzpatrick
Executive Vice President and Chief Financial Officer

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